United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
November 2009
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale signs export facility agreement
Rio de Janeiro, November 30, 2009 — Vale S.A. (Vale) informs that it has signed a US$300 million export facility agreement, through its subsidiary PT International Nickel Indonesia Tbk (PTI), with Japanese financial institutions using credit insurance provided by Nippon Export and Investment Insurance (NEXI).
The proceeds will be used to finance the construction of the Karebbe hydroelectric power plant on the Larona river, island of Sulawesi, Indonesia. Karebbe will be the third hydropower plant to supply our Indonesian operations, the largest lateritic nickel operations in the world. Total investment is estimated at US$410 million and the plant is scheduled to come on stream in the first half of 2011.
The project is part of the efforts to produce permanent downward shifts in our cost structure, as it will replace high-cost thermal power generation in an energy intensive operation.
Karebbe is one of the projects contemplated by the agreement signed with NEXI in 2008, to provide loan insurance of US$2 billion for the financing of mining, logistics and power generation projects to be developed under Vale’s investment program.
For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Viktor Moszkowicz: viktor.moszkowicz@vale.com
Patricia Calazans: patricia.calazans@vale.com
Samantha Pons: samantha.pons@vale.com
Theo Penedo: theo.penedo@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20-F and its reports on Form 6-K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
Date: November 30, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations